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                            [PEOPLES LTD. LETTERHEAD]



Dear Valued Shareholder:

     In a few days, you will receive our proxy materials and an invitation to our special meeting. I encourage you to vote your shares and look forward to seeing you at our meeting. As we prepare for the special meeting, the board of directors and management teams of Peoples Ltd. and Citizens & Northern continue to be very excited about our merger. We believe that this transaction benefits shareholders and customers by providing expanded products and services while retaining local service from the same friendly staff. Both organizations have been diligently working to develop sound integration plans to create an efficient, larger, local, and community-focused financial institution. By gaining operating efficiencies and combining the "best practices" of both organizations, while continuing our strong commitment to our local communities, this merger will create new opportunities for our shareholders, customers and employees. The enthusiasm and support for this transaction continues to gain momentum in both organizations.

     As anticipated, shareholder interest regarding our merger announcement has been strong. Some of you have asked specific questions related to the details of the transaction, as well as the impact on the community. Although we are concerned about all of our constituency groups, our primary obligation is to our shareholders. To provide ongoing communication to you, our valued shareholders, we want to share the questions we received along with our answers to those questions. Our goal is to keep our shareholders informed. We hope that the attached information will accomplish this goal. Please feel free to call me at
(570) 746-1011 if you have any questions. Your board of directors and I encourage your affirmative vote on all matters listed on the proxy you will receive. I look forward to seeing you at our shareholder information meeting, to be held at the Wyalusing Valley Jr./Sr. High School on November 9, 2000 and on November 17, 2000 at our special meeting. Thank you for your continued support.

                                  Very truly yours,


                                  /s/ Donald E. Abrey
                                  --------------------------------------
                                  Donald E. Abrey
                                  President and Chief Executive Officer


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                    Filed by Citizens & Northern Corporation
                         pursuant to Rule 425 under the
                        Securities Act of 1933 and deemed
                      filed pursuant to Rule 14a-12 of the
                             Securities Act of 1934

                Subject Company: Citizens & Northern Corporation
                         Commission File No.: 333-45224


First used on October 13, 2000



     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Peoples Ltd. (Peoples) and Citizens & Northern Corporation (C&N), including future financial and operating results, C&N's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Peoples' and C&N's management and are subject to significant risk and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: expected cost savings from the merger cannot be fully realized; deposit attrition, customer loss or revenue loss following the merger is greater than expected; competitive pressure in the banking industry increases significantly; costs or difficulties related to the integration of Peoples' and C&N's businesses are greater than expected; changes occur in the interest rate environment that reduce margins; and general economic conditions, either nationally or in the area in which the affiliated companies will be doing business, are less favorable than expected. Additional factors that could cause Peoples' and C&N's results to differ materially from those described in the forward-looking statements can be found in C&N's 1999 Annual Report on Form 10-K and subsequent quarterly reports on Form 10-Q, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (HTTP://WWW.SEC.GOV). These reports will also be included with the proxy materials that will be mailed to you shortly.


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          FREQUENTLY ASKED QUESTIONS REGARDING THE PROPOSED ACQUISITION
               OF PEOPLES LTD. BY CITIZENS & NORTHERN CORPORATION


WHY ARE PEOPLES AND CITIZENS & NORTHERN PROPOSING TO MERGE?

     WE BELIEVE THAT THE MERGER OF PEOPLES WITH CITIZENS & NORTHERN WILL BENEFIT YOU AS A PEOPLES SHAREHOLDER. THE MERGER SHOULD PROVIDE ENHANCED LIQUIDITY, ACCESS TO ADDITIONAL CAPITAL AND THE ABILITY TO OFFER A WIDER ARRAY OF BANKING AND FINANCIAL PRODUCTS AND SERVICES, WHILE STILL MAINTAINING OUR LOCAL BANKING LOCATIONS. We also expect the merger will strengthen our competitive position, allow us to make larger loans, generate cost savings and enhance acquisition and other business opportunities. The combined organization will be able to conduct its banking business through its current and expanded banking centers located in Bradford, Tioga, Sullivan and Lycoming counties. THIS TRANSACTION IS NOT SIMPLY ABOUT GETTING BIGGER; IT IS ABOUT HOW WE CAN DO MORE FOR OUR CUSTOMERS AND INCREASE SHAREHOLDER VALUE.


WHAT IS THE BACKGROUND OF THE TRANSACTION?

     The Peoples board of directors has, for several years and as part of its long-range planning practices, periodically reviewed and evaluated the various strategic options and alternatives available to maximize both the economic benefits for Peoples and its shareholders and the services available for customers. During this review process, Peoples considered:

     -    acquisition of other community-based financial institutions;

     - acquisition of other financial service providers, such as insurance companies, insurance agencies, brokerage firms and financial planning groups; and

     - affiliation with or in combination with other like-minded similar-sized institutions.

     AFTER CONCLUDING THIS PROCESS, THE BOARD OF DIRECTORS DETERMINED THAT IT WAS IN THE BEST INTERESTS OF THE SHAREHOLDERS AND THE CONSTITUENCIES SERVED BY PEOPLES TO CONSIDER AN AFFILIATION WITH ANOTHER, LIKE-MINDED COMMUNITY-FOCUSED FINANCIAL INSTITUTION. In June 1999, the board of directors engaged Ryan, Beck & Co., to evaluate Peoples' financial position and to assist the board of directors in further assessing its strategic options.

     During the second half of 1999, the board considered several alignment opportunities. In January 2000, the board of directors authorized Ryan, Beck to engage in preliminary discussions with a number of financial institutions regarding a potential affiliation or combination to form a stronger community-focused institution headquartered in northeast Pennsylvania.


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WHY DID PEOPLES CHOOSE TO MERGE WITH CITIZENS & NORTHERN CORPORATION?

     Of the three bids received by Peoples, the C&N proposal contained financial terms that were superior to those of the other bidders. The combination of Peoples and C&N positions us for profitable growth and expanded services to our customers in the local communities we serve. Through further discussions with Ryan, Beck and C&N, the parties negotiated the terms of the offer. THE BOARD DISCUSSED THE ADVANTAGES AND DISADVANTAGES OF THE PROPOSAL, AS WELL AS THE BENEFITS OF THE PROPOSAL TO THE RELEVANT CONSTITUENCIES, INCLUDING PEOPLES' SHAREHOLDERS, PEOPLES' CUSTOMERS, THE COMMUNITIES SERVED BY PEOPLES AND PEOPLES' EMPLOYEES. WE ANTICIPATE THE GROWTH AND MOMENTUM OF THE COMBINED COMPANIES TO BE EXCEPTIONAL.

     WE SEE TREMENDOUS POTENTIAL IN THE CITIZENS & NORTHERN MERGER AND ARE ALREADY HARD AT WORK TO ENSURE ITS SUCCESS. BOTH ORGANIZATIONS ARE FOCUSED ON ENSURING A SMOOTH INTEGRATION AND MAKING THE COMBINED COMPANY THE BEST OF BOTH PEOPLES AND C&N. WE BELIEVE THAT COMBINING OUR STRENGTHS IS A STRATEGY FOR SUCCESS AND ASSURING LEADERSHIP. We believe that the merger will enable us to profitably offer services in markets where we do not currently have a presence. We believe this extension will not only allow us to offer additional products and services and to enhance loan production, but will also provide significant opportunities to increase earnings from traditional and non-traditional sources. THIS SHOULD ALLOW FOR CONTINUED INCREASES IN EARNINGS AND DIVIDENDS, WHICH WILL ENHANCE LONG-TERM SHAREHOLDER RETURNS.


WHAT FACTORS DID PEOPLES' BOARD OF DIRECTORS CONSIDER IN MAKING ITS DECISION?

     Peoples' board of directors believes the merger is fair to, and in the best interests of, Peoples and its shareholders. The board of directors considered the following to be the principal elements that will enhance the transaction's benefit to Peoples' shareholders and other constituencies, including its customers, community and employees:

     - Peoples' current condition and historical operating results, and its prospective results of operations if Peoples were to remain independent;
     - the economic, business and competitive climate for banking and financial institutions in the northeastern Pennsylvania area, and the challenges that Peoples faces as an independent bank in a highly competitive market;
     - the business, operations, earnings and prospects of C&N, the enhanced opportunity for efficiencies, particularly from the integration of operations and support functions, and growth that the merger would make possible;
     - THE OPINION OF RYAN, BECK THAT THE EXCHANGE RATIO ESTABLISHED FOR THE MERGER IS FAIR TO PEOPLES' SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW;
     - THE ADDITIONAL COMPETITIVE PRODUCTS AND SERVICES, SUCH AS TRUST POWERS, THAT PEOPLES DOES NOT CURRENTLY PROVIDE AND WHICH PEOPLES SHAREHOLDERS AND CUSTOMERS COULD GAIN AS A RESULT OF THE MERGER;
     -    the experience of C&N's senior management team;
     -    the benefits of a tax-free exchange to Peoples' shareholders;


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     -    THE LIQUIDITY AND MARKETABILITY OF C&N'S STOCK;

     - C&N'S COMMUNITY SUPPORT, AS EVIDENCED BY ITS FINANCIAL PARTICIPATION IN CULTURAL EVENTS AND ACTIVITIES;

     - C&N'S COMMITMENT TO AND TREATMENT OF ITS EMPLOYEES AND THOSE OF PEOPLES' WHO WILL JOIN THE COMBINED COMPANIES; AND

     -    THE LIKELIHOOD OF INCREASED DIVIDENDS TO PEOPLES' SHAREHOLDERS.


WHAT ASPECTS OF C&N ARE PARTICULARLY RELEVANT TO THE COMBINED COMPANIES?

     C&N will provide additional competitive banking products and services, which will be available to Peoples' customers, such as:

     -    increased legal lending limit,
     -    interactive Internet banking,
     - a full-service trust division that provides financial fiduciary services, and
     - a variety of insurance products, including credit, life, accident and health insurance.

     Further, C&N offers a dividend reinvestment plan in which Peoples shareholders will be eligible to participate.


WHAT ARE THE DETAILS OF THE TRANSACTION?

     Citizens & Northern Corporation and Peoples Ltd. signed a definitive merger agreement providing for C&N to acquire Peoples. The merger will be accounted for as a "pooling of interests" transaction and, assuming receipt of all required approvals, is expected to close late in 2000. At closing, C&N will issue shares of C&N common stock to you in exchange for your Peoples shares of common stock and Peoples will be merged with and into C&N. Immediately thereafter, assuming receipt of all necessary regulatory approvals, Peoples State Bank of Wyalusing, Pa. will merge with and into Citizens & Northern Bank, a wholly-owned banking subsidiary of C&N.


WHAT IS A "POOLING OF INTERESTS" TRANSACTION AND WHAT IS ITS RELEVANCE TO THIS MERGER?

     Peoples and C&N intend to account for the transaction as a "pooling of interests" for financial reporting purposes. This means that we will treat the companies as if they had always been combined for accounting and financial reporting purposes. Under this accounting method, the assets and liabilities of Peoples will be carried forward to C&N at their historical recorded amounts. Results of operations of C&N will include the results of both companies for the entire fiscal year in which the merger occurs. The reported balance sheet amounts and results of operations of the separate corporations for prior periods will be combined, reclassified and conformed, as appropriate, to reflect the combined financial position and results of operations for C&N.

     "Pooling of interests" accounting treatment is currently available for business combinations until December 31, 2000, unless extended. Elimination of pooling of interests accounting may have the effect of reducing prices for future mergers and acquisitions because acquiring companies would be required to record amortization of goodwill as an expense.

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WHAT WILL PEOPLES SHAREHOLDERS RECEIVE FOR THEIR SHARES OF COMMON STOCK?

     Peoples' shareholders will receive 2.5 shares of C&N's common stock for each share of Peoples common stock owned. C&N will not issue any fractional shares. You will receive a cash payment for any fractional shares, based on the average bid and ask price of C&N shares of common stock over the 20 day trading period immediately preceding the fifth trading day prior to the effective date of the merger.

     Peoples' shareholders will become shareholders of a financial services organization with $820 million in assets that will be able to serve its customers through its combined network of 23 banking centers located in the Pennsylvania counties of Bradford, Tioga, Sullivan and Lycoming.

     Peoples common stock is not listed or traded on a recognized securities exchange or Nasdaq. C&N will list the shares of C&N common stock to be issued in the merger on the OTC Bulletin Board under the trading symbol "CZNC", thereby providing the opportunity for increased marketability of stock holdings.


WHAT WILL BE THE FINANCIAL IMPACT OF THE ACQUISITION ON C&N?

     WE EXPECT THAT THE ACQUISITION WILL PROVIDE ECONOMIES OF SCALE, EXPANDED PRODUCT OFFERINGS, EXPANDED OPPORTUNITIES FOR CROSS-SELLING, COST SAVINGS OPPORTUNITIES AND ENHANCED OPPORTUNITIES FOR GROWTH. Further, we expect the recognition of various financial benefits to accompany the merger, including our belief that the merger will be accretive to C&N's projected earnings per share in the first full year of post-merger operations, that the combined projected organization will be well capitalized and have strong asset quality and that the combined organization may have a higher potential for earnings and book value multiples expansion.


WHAT IF I HAVE QUESTIONS?

     If you have questions, please call Donald E. Abrey, President and Chief Executive Officer of Peoples Ltd., at (570) 746-1011.

     C&N has filed a registration statement on SEC Form S-4 in connection with the merger and Peoples expects to mail a proxy statement/prospectus to its shareholders containing information about the merger. Shareholders are urged to read the registration statement and the proxy statement/prospectus carefully when they are available. The registration statement and the proxy statement/prospectus contain important information about C&N, Peoples, the merger and related matters. Shareholders and investors will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, C&N files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by C&N at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's


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other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. C&N's filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC.

     Peoples, its directors, executive officers and certain members of management and employees will be soliciting proxies from Peoples' shareholders in favor of the adoption of the merger agreement. A description of any interests that Peoples' and C&N's directors and executive officers have in the merger will be available in the proxy statement/prospectus.


     We appreciate your support and look forward to serving you in the future.